Murphy Canyon Acquisition Corp.

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

August 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Tyler Howes and Laura Crotty

Re:	Murphy Canyon Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 28, 2023

File No. 333-271903

Dear Mr. Howes and Ms. Crotty,

On behalf of Murphy Canyon Acquisition Corp. (the “Company”), this letter responds to comment provided by the staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”) to the undersigned on August 7, 2023, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on July 28, 2023. Changes made in response to the Staff’s comment have been made in our amendment to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Form S-4 filed July 28, 2023

Business of Conduit Pharmaceuticals Limited

Our Initial Pipeline: AZD1656 and AZD5904, page 150

1. We note your response to our prior comment 8 and the table now included on page 150, notably the last column of the table. Please revise your disclosure to explain how the listed candidates may reach commercialization “following completion of Phase II” rather than following the successful completion of Phase III clinical trials.

Response: The Company has revised the disclosure on page 150 of the Amended Registration Statement in response to the Staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Avital Perlman of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Jack K. Heilbron
Chief Executive Officer

cc:	Avital Perlman, Esq.